EX-FILING FEES

Calculation of Filing Fee Tables

FORM SC TO-I/A

(Form Type)

FlowStone Opportunity Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	—	—	—
Fees Previously Paid	$30,398,737	$0.0001476	$4,486.85
Total Transaction Valuation	$30,398,737		—
Total Fees Due for Filing	—	—	—
Total Fees Previously Paid	—	—	$4,486.85
Total Fee Offsets	—	—	—
Net Fee Due			$0.00